UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
	December 1, 2005

via U.S. mail

Matthew Jesch
Chief Financial Officer
Newpage Holding Corporation
Courthouse Plaza, NE
Dayton, Ohio 45463


		Re:  Newpage Holding Corporation
		Registration Statement on Form S-4
File No. 333-129343


      Dear Mr. Jesch:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure.
This will eliminate the need for us to repeat similar comments.


2. In your amendment to the registration statement, include the most current information available. For example, please provide updated financial statements for the period ended September 30, 2005.

Prospectus Cover Page
3. Please limit the front cover page to the information required by
Item 501 of Regulation S-K. In this regard, please remove the redundant disclosure regarding the company given that similar disclosure is included in the prospectus summary.
4. Please revise to disclose the amount of securities you will be offering in the exchange. In this regard, you should disclose the amount of Series A securities that will be exchanged for Series B securities.

Information About the Transaction, page ii
5. All of the information on page ii should be removed from the
forepart of the prospectus.   The forepart should include only the
cover page, summary, table of contents and risk factors sections. Forward Looking Statements, page ii
6. Please revise to eliminate the suggestion that "will" constitutes a forward looking statement.
Prospectus Summary, page 1
The Company, page 1
7. Avoid using defined terms without first providing a definition of such terms. You reference the "Hedging Program, as later defined" for example, in the caption preceding the summary. Please revise your disclosure accordingly.
8. Move the disclosure appearing in the latter part of the summary under the heading "The Acquisition and Related Transactions" to the forefront of the summary in order to facilitate an investor`s understanding of your historical background. Provide further explanation in the summary and Business sections of the prospectus of the principal reasons for your formation and structure as a holding company in connection with the acquisition transactions.
9. Delineate in greater detail in the prospectus, by means of an organizational chart, the affiliations of Cereberus Capital LP and Escanaba Timber to the company in addition to any other affiliated parties material to an understanding of your business structure.
10. Your disclosure in the summary section should be balanced so that you provide a more complete description of the strengths of your business as well as the challenges you face. In this regard, we note that you fail to acknowledge throughout the prospectus, the impact to your business caused by the fact that you are a recently formed holding company with no prior history of operations in the paper industry. In this regard, although you emphasize as a strength, the relationship you have with customers, you fail to address, as noted in your risk factors, the challenges you face in maintaining the customer relationships inherited from MeadWestvaco. Please revise your disclosure so that it provides a more balanced summary of your business by including a reference, for example, to some of the more material risks you face.
11. Provide us with objective support for subjective/comparative statements, and assertions regarding your market share or position, that appear throughout your document. For example, provide support for the following non-exhaustive list of statements:
* you are the largest coated paper manufacturer in North America, based on production capacity;
* your mills are within the top 20% efficiency of all coated paper mills in North America, Europe and Asia..."; and,
* you are a "significant" producer of carbonless paper.".

12. Please present the ratio of earnings to fixed charges for each of the last five fiscal years in the summary as required by Item 3 of Form S-4 and Item 503(d) of Regulation S-K.

Risk Factors, page 16

General
13. You are required to disclose the "most significant factors" that make this offering speculative or risky. Please revise the first paragraph of this section to indicate clearly that you are describing the material risks associated with the exchange offer. In addition, to the extent that you do not deem certain other risks material at this time, you should not refer to them in this section. In this regard, please delete the reference to "[a]dditional risks and uncertainties not currently known to [you] or that [you] currently deem to be immaterial."
14. Provide a separate risk factor that addresses the risk to investors resulting from your status as guarantor under the senior secured credit facility.



Risks Relating to the New Notes, page 16

"Servicing our Indebtedness will require...," page 16

15. Revise to specify the dollar amounts expended in the most recent fiscal period associated with the servicing of your debt. Further, indicate the percentage increase this represents based on comparable periods during the fiscal year ended 2004 as recorded by the MeadWestvaco paper business.

"Our substantial level of indebtedness could adversely affect...," page 16

16. Revise the caption of the risk factor so that you disclose, as done in the disclosure following the heading, that on a pro forma basis giving effect to the transactions, your earnings would have been insufficient to meet fixed charges.

17. Disaggregate from the risk factor, the risk associated with the variable rate debt that you currently have outstanding. Indicate the total dollar amount of debt subject to variable rates. Provide by way of example, disclosure of the current rate of interest charged on the old notes issued by the Company as well as the floating rate notes issued by Newpage Corporation. As done on page 61, specify how increases in the interest rates impact your overall payments and include reference to the impact of recent interest rate increases implemented over the last fiscal year.

Risks Relating to Our Business, page 20
18. Please move the risk factor appearing on page 24 which addresses your limited operating history, to the forefront of this section.

"If we are unable to obtain raw materials...," page 22
19. Revise the heading of this risk factor so that you clarify your dependence on raw materials as well as petrochemicals. Given the importance of petrochemicals in your business, revise to specify the dollar amount by which your costs have increased as a result of increases in the price of the chemicals used in your production process. Further, if materially impacted, provide a separate risk factor that addresses how your business was impacted by Hurricanes Katrina and Rita and specify how future natural disasters could impact your business due to your reliance in particular, on the petrochemical industry.

"We depend on a small number of customers...," page 24
20. We note that xpedx accounted for 17% of your 2004 net sales and that your ten largest customers accounted for in excess of 51% of your revenues. Please disclose in the risk factor the name of any other individual customer that accounted for in excess of 10% of your revenues.
Pro Forma Financial Statements, page 37

21. Expand your disclosures under point (1) on pages 38 and 40 to clarify whether any change in useful lives also factored into the calculation of the pro-forma reduction of historical depreciation, depletion and amortization that you associate with the reduced carrying value of plant and equipment.

22. We note that the pro forma adjustments identified in points 2 and
3 on pages 38 and 40 serve to eliminate pension and other general and administrative costs reflected in the historical financial statements. Adjustments within the pro forma table should be limited to events that are directly attributable to the specific transaction, factually supportable and expected to have a continuing impact. Any historical charges that you believe impact results in a manner that is not indicative of the future should be identified in narrative disclosure in the pro forma area, but not adjusted in the tabular presentation, explaining the specific facts and circumstances underlying your view that future costs will be different than historical amounts.

Selected Financial Information and Other Data, page 41

23. We note you define working capital as current assets net of current liabilities, excluding the current portion of long term debt.
As such, please disclose the necessary non-GAAP information required by Item 10 (e) of Regulation S-K, including a reconciliation of your non-GAAP metric to the measure of working capital that would arise under GAAP.

Management`s Discussion and Analysis, page 44

Net Sales, page 45

24. We note that you have reconciled between EBITDA and operating cash flows on page 15, indicating that you present EBITDA as a liquidity measure. However, under this heading it appears you are characterizing EBITDA as a performance measure, with your earnings/price sensitivity analyses. Please revise your disclosures, and reconciliation if necessary, to clarify. Given the labeling and section headers utilized, it appears you should relocate your EBITDA discussion under a different heading, and focus on factors affecting net sales in this section.

Under Item 10(e) of Regulation S-K you are required to balance disclosure of non-GAAP measures with a presentation having equal or greater prominence of the most directly comparable financial measure calculated in accordance with GAAP. As it currently appears you have utilized your non-GAAP measure of EBITDA in your analysis of sales, you would need to revise your document to include a discussion with equal or greater prominence of actual sales calculated in accordance with GAAP. However, EBITDA as a determinant of sales does not seem to be sufficiently on point; it is likely you will need to include comparative analysis of either earnings or cash flow, as appropriate.

The required reconciliations should appear in the same section that you discuss the non-GAAP measures; these should be provided for each non-GAAP measure.

25. On a related point, pro forma information should generally be limited to the notes to the pro forma financial statements and prospectus summary. This would appear to impact the disclosures of your Pro Forma EBITDA and Pro Forma Price-Adjusted EBITDA measures, and Pro Forma Contractual Commitments on page 59.

26. We generally find that the change in basis of assets involved in the application of purchase accounting precludes a meaningful analysis of operating results combined for periods before and after an acquisition, as it appears you have done in discussing the results covering the first half of 2005 on pages 51 and 52, and with the related segment information beginning on page 55. Please revise your disclosures in MD&A to differentiate between the results of your predecessor entity, and your results subsequent to the acquisition.

Liquidity and Capital Resources, page 57

27. As required by Item 303 (a)(4) of Regulation S-K please include a reference to your off-balance sheet arrangements. In this regard, we note that you are a guarantor of the senior secured credit facility between NewPage Corporation and various lenders.

Contractual Commitments - Pro Forma, page 59

28. We note your disclosure in point (3) on page 60 explaining that your tabular presentation excludes expenditures to be made pursuant to a fiber supply agreement with Escanaba Timber or transition services agreements with MeadWestvaco. Expand your disclosure to explain why you believe these amounts are appropriately excluded from the table, and to include quantification of the amounts. Although updating the required disclosures for material changes is appropriate, given the guidance in Item 303(b) of Regulation S-K, pro forma information should generally be situated in a common section of the filing.

Business, page 78
29. If material to an understanding of your business, indicate the business purpose behind the series of transactions financed by Cerebrus Capital LP and its affiliates. For example, inform us of why the transaction was initially conducted through Escanaba Timber versus directly between the company and MeadWestvaco Corporation. We may have further comments.

The Exchange Offer, page 65
Terms of the Exchange Offer, page 65

30. You indicate that you will "promptly deliver the New Notes upon consummation of the exchange offer or return the Original Notes if the exchange offer is withdrawn." Please revise to clarify that you will issue the new notes or return old notes promptly after expiration of the offer.

Expiration Date; Extensions; Amendments, page 68
31. We note you reserve the right to delay the acceptance of any of the old notes in the event any of the conditions to the exchange offer should have occurred which shall not have been waived. Please confirm that this is the only circumstance in which you will delay acceptance.
32. We note your reservation of the right to amend the terms of the offer and your representation that if the exchange offer is amended in a manner determined by you to "constitute a material change, [you] will promptly disclose the amendment ...[and] depending on the significance, ...extend the exchange offer." Confirm to us that in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary, so that at least five business days remain in the offer following notice of the material change.
Certain Relationships and Related Party Transactions, page 98

Consulting Arrangements with Rapid Technologies, page 99

33. Please delineate in the disclosure, the consulting and training services provided by Rapid Technologies. Further, specify whether Mark Suwyn is a principal or equity holder in Rapid Technologies.


Description of Certain Indebtedness

34. Please revise your discussion to describe all of the material financial covenants with which you are required to comply under the credit facilities and other indebtedness. Investors should be able to use this disclosure to determine whether you are in compliance with these covenants throughout the term of the credit facilities and other indebtedness, since a failure to comply with these covenants could lead to an acceleration of indebtedness and compromise your ability to repay the notes.


Description of the Notes

35. Remove overly technical language and revise to provide a concise and accurate summary of the material terms of the notes to assist an investor`s understanding of the debt instrument.

Certain U.S. Federal Income and Estate Tax Considerations, page
149

36. Please revise this heading and the text thereunder to refer to "material" tax consequences. In this regard, eliminate the suggestions in this section and the next that you provide only a "general discussion" and that the reader "should consult" its own advisors.

37. Please file the tax opinion required by Item 601 (b)(8) of Regulation S-K.

Financial Statements - Printing and Writing Paper Business

General

38. Please acknowledge that you understand that financial statements covering the four months ended April 30, 2005 for the Printing and Writing Papers Business will need to be audited in accordance with Rule 3-02 of Regulation S-X, since this operation represents a predecessor entity, as defined in Rule 405 of Regulation C. In conjunction with this effort, we suggest that you ensure there are no gaps in the audited financial statements provided in the filing. Specifically, since you explain on page F-43 that the acquisition of the Printing and Writing Papers Business occurred on May 2, 2005, ensure the two days between April 30 and May 2 are included in the audited financial statements of the Printing and Writing Papers Business. Please also ensure the captions identifying the financial statements presented are consistent with the date of the acquisition.
Currently, you present the Results of Operations for NewPage
Holding
Corp for the two months ended June 30, 2005, which is not consistent with the actual acquisition date.

Report of Independent Auditors, page F-2

39. Please advise your independent auditors that PCAOB Auditing Standard No. 1 requires an auditor`s report issued in connection with any engagement performed in accordance with the auditing and related
professional practice standards of the PCAOB state that the engagement was performed in accordance with "the standards of the Public Company Accounting Oversight Board (United States)," and that a reference to generally accepted auditing standards in the
auditors`
reports is no longer appropriate or necessary.   As such, please
obtain and include a revised audit report in an amendment to the filing.

Description of Business and Basis of Presentation, page F-7

40. We understand that you are acquiring operations previously included in the Papers business segment of MeadWestvaco Corporation, and that other operations also included in that segment have been excluded in preparing the financial statements presented in your filing. Explain to us the process by which the assets and liabilities which constitute the Printing and Writing Papers Business were segregated from the other operations of MeadWestvaco Corporation. Specifically, describe the nature of the operations being acquired, which are reflected in the financial statements; and contrast these with all operations being retained by MeadWestvaco Corporation. Ensure that you address the operations reported in different segments of this entity, in addition to the activities of
Northwood Panelboard and the Specialty Papers operations, prior to and after such assets and liabilities were sold by MeadWestvaco. Indicate the extent to which the various components were managed and financed jointly, and/or which have shared common facilities and costs in the past and currently. Provide us with a summary schedule depicting the financial position and results of operations of each component for the two fiscal years and subsequent interim period preceding the sales date.

Subsequent Events, page F-8

41. You disclose that MeadWestvaco will retain certain assets and liabilities related to the business that are included within the financial statements. Please expand the disclosure to specify which assets and liabilities MeadWestvaco will retain an interest in, and the amount of such interest retained. In addition, revise the pro forma disclosures elsewhere in the document to address the interests retained by MeadWestvaco, and to quantify any results of operations that are associated with them.

A. Restatement of Previously Issued Financial Statements, page F-
13

42. We understand that you revised the 2004 results of operations and financial position to exclude the $428,966 charge for an impairment of property, plant and equipment that was recognized by MeadWestvaco, while indicating the impairment analysis somehow produced an unreliable result because the possible sale was factored into that analysis. Given the requirement of paragraph 17 of SFAS 144 to "consider all available evidence" in the course of testing an asset group for recoverability, tell us why you believe it is appropriate to ignore the prospect of sale from the impairment analysis performed on the related assets. Please clarify whether you believe that MeadWestvaco should not have recognized an impairment charge at all, or if you simply believe that the charge should be disassociated and reported separately from the operations acquired.


E. Other Assets, page F-16

43. You indicate that sales and purchasing activities to the Rumford
Cogeneration Company, L.P. have been netted in the statement of operations. Please expand your disclosure to include details sufficient to understand why you believe that reporting on a net basis is the appropriate treatment for these transactions.

Financial Statements -  NewPage Holding Corporation and
Subsidiaries

Note B. Acquisition and Related Transactions, page F-43

44. We note your disclosure explaining that Escanaba Timber contributed $415,000 of "cash equity" to NewPage Holding.
However,
on the face of the balance sheet and statement of stockholders equity you present additional paid in capital of $283,083. Please expand your disclosure to explain why the amounts are different. Submit a reconciliation of the related amounts presented in the balance sheet, statements of stockholders equity and cash flows, and the amount in the note disclosure.

45. You state that "The amount of the purchase price allocated to NewPage is different from the sum of the payments made through NewPage to MeadWestvaco as a result of a difference between the relative fair value of the assets acquired by NewPage and Escanaba Timber and the relative payments made by each company." It is unclear from this statement what you are trying to convey to the reader. Please revise your disclosure as necessary to clarify.
It
should be clear how this information relates to the specific amounts that are presented in your financial statements.

46. We note the amount identified in the table as the Net purchase price allocated does not equal the amount identified within the Statement of Cash Flows. Please disclose the reasons these amounts are different; including reconciliation. It would also be helpful to expand your purchase price allocation to provide more detail of the specific assets and liabilities acquired, and the amounts allocated to each.

Note E. Derivative Financial Instruments, page F-45

47. We note that you opted to pay a premium of $72 million for a "commodity basket option contract" on a mix of natural gas, market pulp, and Euros that will impact your results of operations over the next three years. Expand your disclosure to clarify whether the premium corresponds to the fair value of the contract on the date of acquisition, identify the counterparty from whom you acquired the contract, and describe the factors that led to the $20 million loss in value during the two months following your purchase. Tell us how the premium paid factored into your consideration of the guidance in paragraph 6(b) of SFAS 133, in characterizing the basket as a derivative instrument.

Note I. Contingencies, page F-52

48. We note your disclosure of loss contingencies does not cover the same issues identified in the discussions provided in the predecessor notes on pages F-25 and F-37. Please expand your disclosure on pages
F-44 to identify the contingencies associated with the operations acquired that you will not be responsible for, so that it is clear why these matters are not covered in your disclosure under this heading.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Mark Wojciechowski, Staff Accountant at (202) 551-3759 or Karl Hiller, Accounting Branch Chief at (202) 551-3686
if
you have questions regarding comments on the financials statements and related matters. Please contact Mellissa Campbell Duru, at
(202)
551-3757 or Tangela Richter, Branch Chief at (202) 551-3645 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.



        	               					Sincerely,



                              H. Roger Schwall
					Assistant Director

cc:	Michael Littenberg, Esq.
	Schulte Roth & Zabel
	(212) 593-5955 (via facsimile)
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Mr. Jesch
Newpage Holding Corporation
December 1, 2005
page 1